Filed by PowerFleet, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mix Telematics Limited

Commission File No.: 001-36027

Project Aston Call Script for October 10, 2023, 8:30 a.m. ET Page 1 of 8

Project Aston – Business Combination Call Script

Speakers

Steve Towe, Powerfleet – CEO

David Wilson, Powerfleet – CFO

Stefan “Joss” Joselowitz, MiX Telematics – President & CEO

Paul Dell, MiX Telematics – CFO

S E T U P

Speaker Dial-In Numbers (for Steve, David & Joss):

Toll	Free:	888-267-2822
International:		973-528-0137
Presenter Access Code: 470448

■	Steve, David and Joss will dial the speaker dial-in numbers above approximately 15 minutes prior to the conference start time. Once all speakers are connected, they will be placed into a sub - conference where the Operator will review any special instructions with them, as well as perform a sound check.

■	Web-based Speaker Connection:

■	https://us02web.zoom.us/j/84509030853?pwd= UU9vMm1OQ0R5R3g2SXJQWHlIYlFZdz09
■	Meeting ID: 845 0903 0853
■	Passcode: 545740
■	South Africa: +27 87 551 7702

■	Speaker Dial-In Numbers:

○	Toll Free: 888-267-2822 International: 973-528-0137 Presenter Access Code: 470448

■	Teleconference Manager:

■	Call Management URL: https://eventview.callcia.com/EventView/login Username: Enter Your Name
Conference Number: 470448

Project Aston Call Script for October 10, 2023, 8:30 a.m. ET Page 2 of 8

If at any point anyone on the conference call requires Operator assistance, they may access the Operator by pressing *0.

P R E S E N T A T I O N

Operator

Good morning, everyone, and thank you for participating in today’s conference call to discuss the proposed business combination between Powerfleet and MiX Telematics, announced this morning, October 10, 2023.

Joining us today are Powerfleet’s CEO Steve Towe and CFO David Wilson, along with MiX Telematics’ President and CEO Stefan Joselowitz. Following their remarks, we’ll open the call for any questions you may have.

I’d now like to turn the conference over to Powerfleet’s CFO, David Wilson, as he reads the Company’s Safe Harbor Statement regarding forward looking statements. David, please go ahead.

Operator

Thank you, and good morning, everyone.

Statements or comments made on this conference call contain forward-looking statements within the meaning of federal securities laws. Powerfleet’s, MiX’s and the combined business’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Such risks are discussed in detail in filings made by Powerfleet and MiX with the SEC from time to time. Please refer to the investor presentation, which is available on Powerfleet’s website, for additional disclaimers regarding forward-looking statements.

Project Aston Call Script for October 10, 2023, 8:30 a.m. ET Page 3 of 8

With that, I would like to turn the call over to Steve Towe. Steve, the floor is yours.

Steve Towe – Powerfleet – CEO

Thank you, operator. What an exciting time for our two companies! We really appreciate you all joining us this morning to discuss the proposed combination of Powerfleet and MiX Telematics.

It’s no secret that the core telematics industry is undergoing a rapid transformation. The industry is shifting towards AI-led software solutions, and the monetization of data insights through multiple different mediums. Companies unable to shift their strategy and keep up with the demands of the evolving industry will be left behind. On the other hand, innovative and agile organizations will thrive significantly in this evolved industry defined by the effectiveness of their advanced AI platforms and next-generation data capabilities. The winning platforms go beyond traditional telematics – they capitalize on this advanced analytics transformation, deliver the highest quality and usable data insights for business improvement, and do it in a flexible and profitable way.

Powerfleet’s strategy will continue to be at the forefront of this evolution. We have been seeking a partner to help us achieve transformative scale and improved profitability at pace. After an extensive search, we have found an ideal partner that shares so many of our core values and strategic goals, and is ready to take the combined company to the next level. We expect the combination of Powerfleet and MiX Telematics to create a scaled, top-tier provider in this redefined mobile asset IoT SaaS industry. By leveraging our proven SaaS strategy across the combined business, spearheaded by our data-agnostic Unity platform and data highway, we firmly believe that this transaction isn’t simply just a step, but a leap towards market consolidation, the ability to deliver rapid innovation, deeper and richer data insights, and increased value for our customers and shareholders.

Resulting in transformative breadth of capability and size, this transaction with MiX will provide the go-forward company with 1.7 million subscribers, the ability to cross-sell and upsell additive and accelerated AI and data-powered software solutions to a truly global set of customers, and add even more talented software engineers in low-cost geographies, accelerating our AI advancement and data integration capabilities.

Project Aston Call Script for October 10, 2023, 8:30 a.m. ET Page 4 of 8

MiX Telematics is an extremely well-run and profitable organization. Together, we intend to realize significant EBITDA expansion powered by increased efficiency through proven integration methods and leveraging top-talent across the combined organization. This powerful combination between Powerfleet and MiX will establish the new entity as a world-class IoT SaaS leader, giving us the speed and capability to drive improved growth in high quality recurring revenues and expanded profitability much sooner.

Overall, we’re incredibly excited about this combination. We are highly confident this transaction will unlock strong incremental value creation opportunities for both our existing and prospective investors.

Now I’ll hand the call over to MiX Telematics’ President and CEO Stefan “Joss” Joselowitz to provide his perspective on the combination.

Stefan “Joss” Joselowitz – MiX Telematics – President & CEO

Thanks, Steve, and thank you all for joining us this morning. These are exciting times indeed!

As many of you are probably aware, MiX has had a dedicated team searching for accretive M&A opportunities over the last year as we looked to further scale our business and strengthen our footprint. Shortly after Steve and I met six months ago, we started discussing the synergies we could unlock and the scale we could achieve together. It quickly became obvious this was the right move forward for our organization. Joining forces with Powerfleet dramatically accelerates our timeline towards stronger growth in the US and other key geographies, as well as providing our combined and loyal customer base with increased value.

Organizationally, we see a symbiotic culture. Each organization has high net employee retention rates and energized, deeply experienced teams – all key ingredients for ensuring customer satisfaction. We both pride ourselves on placing best-in-class customer experience at the heart of our approach and our unification will be founded on not only maintaining but also continuing to enhance our customer experience. We’re also very focused on optimizing systems and processes – we will leverage the best of both worlds to combine and accelerate our respective operational efficiencies. After an extensive due diligence period, we firmly believe this will be a smooth and efficient integration process.

Project Aston Call Script for October 10, 2023, 8:30 a.m. ET Page 5 of 8

As we look at what the combined management structure will be going forward, I intend to retire at the conclusion of this transaction, but plan to continue as a shareholder of the combined entity. Steve and David will remain CEO and CFO, respectively. Whilst it is an appropriate time for me to hand over the reins to Steve, I am delighted that all of my talented MiX management team will play key roles in the combined business.

What Steve has accomplished at Powerfleet since he took the helm in January of 2022 is very impressive. He has a proven track record delivering exceptional results for customers, employees and shareholders. His core skill sets are focused around building world-class organizations, driving innovative go-to-market product strategies and successfully integrating strategic acquisitions. I have had the pleasure of getting to know Steve well over the past six months and he undoubtedly shares the values and culture that the MiX family holds so dear. My team are going to love working with him.

David has also successfully led companies through business transformations, high-multiple merger and acquisition transactions as well as capital raises. He brings a strong background in the B2B SaaS arena and significant international experience, along with a superb track record of delivering results. With the impressive history of these two leaders and a compelling strategy to combine the two organizations, we are looking forward to seeing the value they can unlock from the combination.

Furthermore, Powerfleet’s Unity platform and data ingestion capabilities will not only ensure the integration of our customers is seamless but will create incremental value for our customers and unlock new revenue streams for both our direct and indirect channels.

Project Aston Call Script for October 10, 2023, 8:30 a.m. ET Page 6 of 8

I am very confident this is the best option for both organizations to succeed and thrive in today’s marketplace. Scale is everything, and we believe doing something this transformative gets us to the necessary scale very quickly and puts us in an excellent position to continue taking market share. I founded MiX nearly three decades ago, being there for subscriber number one all the way to subscriber number one million and beyond. I am particularly proud to cap off this chapter of my career having positioned our business to be able to compete more effectively, while at the same time transferring our asset to a directly listed Nasdaq counter. I have the utmost confidence that this proposed transaction will take us to new heights. I’m very eager to see what Steve and his team will accomplish with this fantastic combination.

With that, I’ll pass the call over to David Wilson, the CFO of Powerfleet, to walk through the details of the transaction. David?

David Wilson – Powerfleet – CFO

Thanks, Joss. Having been involved in several similar transactions over the course of my career, I can’t think of one that is as synergistic and obvious as bringing together the Powerfleet and MiX organizations. Our entire team is excited to hit the ground running and capitalize on the growth opportunities and operational efficiencies at hand.

Let’s dive into the details of the transaction. Making this as seamless as possible for all parties, the combined entity will continue to operate under the Powerfleet brand umbrella, utilizing our current ticker symbol on Nasdaq. In addition, we plan to have a secondary listing on the JSE in South Africa to ensure there will be no complications with South African-based MiX shareholders. Having the combined entity on Nasdaq will provide us with enhanced market exposure and an expanded shareholder portfolio.

Project Aston Call Script for October 10, 2023, 8:30 a.m. ET Page 7 of 8

This is going to be an all-stock transaction. MiX shareholders will exchange 100% of their outstanding MiX ordinary shares (including MiX ordinary shares represented by MiX American Depository Shares, or ADSs, each of which represents 25 MiX ordinary shares) for consideration consisting of Powerfleet common shares, payable at closing. The number of Powerfleet common shares to be issued as consideration will be based on a post-transaction ownership structure, whereby current MiX shareholders will own approximately 65%, and current Powerfleet shareholders will own approximately 35% of the combined entity immediately following the closing of the transaction. This exchange ratio assumes all MiX issued ordinary shares (including those represented by MiX ADSs) are exchanged for common shares in Powerfleet.

In connection with the transaction, Powerfleet and MiX are positioned to secure approximately $75 million in incremental debt inclusive of $60 million in senior secured debt, which the companies anticipate will be fully executed at or before closing. The proceeds from the refinancing of the combined company’s balance sheet will be used to redeem in full the outstanding convertible preferred stock held by affiliates of Abry Partners. Transaction-related expenses will be paid from cash on the balance sheet. Given the current sources of positive cash generation, we have also structured our balance sheet refinancing to include NIS and ZAR denominated debt, providing a natural FX hedge for USD denominated investors. With all these factors considered, we believe the combined entity provides a clean, innovative capital structure that delivers significant upside value.

As a condition to the consummation of the transaction, both parties will be holding separate shareholder votes. Powerfleet will be seeking stockholder approval, including for the issuance of shares of Powerfleet’s common stock to MiX shareholders as consideration for the transaction; and an amendment to Powerfleet’s certificate of incorporation to increase the number of authorized shares of Powerfleet’s common stock thereunder. MiX will be seeking shareholder approval for the scheme of arrangement, which is the statutory procedure for this transaction, under South African law.

Subject to these and other customary closing conditions, including the receipt of required regulatory approvals, the transaction is expected to close in the first quarter of the calendar year 2024.

We’re all very excited about the prospect of these two businesses coming together to create an industry-leading mobile asset IoT SaaS company with a significant pipeline for growth. We expect a smooth process to combine the businesses, and we look forward to taking the next steps together to becoming one Powerfleet.

This concludes our prepared remarks, and I’ll now turn the call back over to the Operator for Q&A.